April 9, 2014
Ms. Linda Cvrkel
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

Re:	The Walt Disney Company Form 10-K for the fiscal year ended September 28, 2013 Filed November 20, 2013 File No. 1-11605
Dear Ms. Cvrkel:
This letter responds to comments contained in your letter dated March 27, 2014 with respect to The Walt Disney Company’s Annual Report on Form 10-K for the fiscal year ended September 28, 2013. For convenience, we have repeated the comment from your letter in bold print. In our response the terms “Company”, “our” and “we” are used interchangeably to refer to the parent company and the subsidiaries through which our various businesses are actually conducted.

1.	Form 10-K for Fiscal Year Ended September 28, 2013
Note 1. Description of Business and Segment Information, page 62
We note from your response to our prior comment 2 that you believe that the majority of your sales of tangible goods are part of the integrated delivery of intellectual property and entertainment experiences, and you do not believe that it would benefit an investor to separately present the revenue related to the sale of products and services on the face of the income statement. However, we believe that, regardless of where the products are sold, if you separately recognize the sale of tangible products such as revenue related to food and merchandise at your theme parks, or movies on DVDs, the amount should be separately presented on the face of the income statement if it is greater than ten percent of your consolidated revenues. Furthermore, we believe that for a company of your size and breadth of operations, it would benefit investors to have these additional revenue categories on the face of the income statement as it would provide useful information as to the types of revenues generated. As previously requested, to the extent that your revenues from the sale of products exceeds ten percent of your total revenues during the periods presented in your financial statements, please revise your consolidated statements of operations to provide separate disclosure of the revenues and related costs associated with revenues derived from sales of products and services. Refer to guidance outlined in Rule 5-03(b)(1) and (2) of S-X

Pursuant to our conversation with the Staff on April 8, 2014, we will modify our consolidated statement of income as shown in the attachment effective with our Form 10K for the year ended September 27, 2014.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (818) 560-4200 or Brent A. Woodford, Senior Vice President Planning and Control, at (818) 560-5054 should you wish to discuss this letter.

Sincerely,

/s/ James A. Rasulo
James A. Rasulo Senior Executive Vice President and Chief Financial Officer

cc:	Robert A. Iger, Chairman and Chief Executive Officer
Brent A. Woodford, Senior Vice President, Planning and Control

Attachment
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share data)

20xx
Net revenues
Services	$	xxx
Products		xxx
Total net revenues		xxx

Costs and expenses
Cost of services		(xxx)
Cost of products		(xxx)
Selling, general, administrative and other		(xxx)
Depreciation and amortization		(xxx)
Total costs and expenses		(xxx)

Restructuring and impairment charges		(xxx)

Other income /(expense), net		xxx

Net interest expense		(xxx)

Equity in the income of investees		xxx

Income before income taxes		xxx

Income taxes		(xxx)

Net income	$	xxx

See Notes to Consolidated Financial Statements

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